Exhibit 99.1

March 31, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is informed that Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046), Independent Directors, will retire from the Company’s Board of Directors, with effect from close of business hours on March 31, 2026, after completion of their tenure under Section 149(11) of the Companies Act, 2013.

Consequent to the aforesaid retirement, the following Committees of the Board have been re-constituted as under:

Committees of the Board	Composition of the Committee with effect from April 1, 2026
Nomination and Remuneration Committee (also acts as Corporate Social Responsibility Committee)	a) Ms. Tulsi Naidu, Chairperson b) Mr. Deepak M Satwalekar, Member c) Ms. Päivi Rekonen, Member

Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee)	a) Mr. Deepak M Satwalekar, Chairman b) Mr. Rishad A. Premji, Member c) Ms. Päivi Rekonen, Member

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI Circulars are provided in Annexure-A.

This is for your information and records.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

Annexure A

Details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI Circulars

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, resignation, death or otherwise	Retirement of Dr. Patrick J. Ennis and Mr. Patrick Dupuis, Independent Directors, after the completion of their tenure under Section 149(11) of the Companies Act, 2013.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment/ re-appointment;	Dr. Patrick J. Ennis and Mr. Patrick Dupuis, Independent Directors will retire from the Company’s Board of Directors, with effect from close of business hours on March 31, 2026.

3.	Brief profile (in case of appointment)	Not Applicable

4.	Disclosure of relationships between Directors (in case of appointment of a director)	Not Applicable